J. Brian Palmer

Chief Accounting Officer

May 4, 2007

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:                               White Mountains Insurance Group, Ltd. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2006
Filed on February 28, 2007
File No. 001-08993

Dear Mr. Rosenberg,

I refer to your letter dated March 30, 2007 (the “Comment Letter”).  In connection with the Company’s response, we acknowledge the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Set forth below are the Company’s responses to your comments contained in the Comment Letter. The italicized and numbered paragraphs and headings below correspond to those set forth in the Comment Letter.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-4

1.            Please explain to us why the $21.4 million extraordinary gain that resulted from the acquisition of Mutual Service Casualty is shown as an increase in cash flows from operations for the year ended December 31, 2006. A similar transaction recorded in the December 31, 2004 period was reflected as a reduction in cash flows which seems appropriate given the described nature of the gain.

Upon review of the Company’s supporting cash flow workpapers, which were correctly prepared, we have determined that the extraordinary gain of $21.4 million should have been reflected as a reduction in cash flows from operations. The amount of “Net Change in Other Assets and Liabilities”, which was reflected as an increase in cash flows from operations of $70.3 million, should have been reflected as an increase in cash flows from operations of $113.1 million. We do not believe the correction of these items to be significant, particularly because these changes will have no effect on net cash provided from operations of $95.5 million for the year ended December 31, 2006. However, we confirm that we will make the changes in all our future filings that contain 2006 cash flow information, including our December 31, 2007 Form 10-K.

NOTE 1. Summary of Significant Accounting Policies, page F-5

Investment securities, page F-6

2.              Please provide to us in disclosure type format a discussion of the accounting policy that you apply to the asset-backed securities that you include in your investment portfolio as disclosed in note 5.

We have included additional disclosure in our March 31, 2007 Form 10-Q to address your comment, and we confirm that we will also include such disclosure in our future Form 10-K filings.  The additional disclosure is as follows:

Asset-backed securities are included in fixed maturity investments and consist primarily of pooled collateralized mortgage obligations.  Asset-backed securities are classified as available for sale and carried at fair value. Fair values for asset-backed securities are based on quoted market prices from a third party pricing service. Income on asset-backed securities is recognized using an effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the estimated economic life is recalculated and the remaining unamortized premium or discount is amortized prospectively over the remaining economic life.

Weather contracts, page F-8

3.              Please provide to us in disclosure type format a more clear discussion that indicates how you complied with the guidance of EITF 99-2 for the non exchange traded contracts. Include a discussion of the portion of these contracts that were not exchange traded, and which of the three classifications within that EITF these contracts include.

We have revised our disclosure in our March 31, 2007 Form 10-Q to address your comment, and we confirm that we will also include such revised disclosure in our future Form 10-K filings.  The revised disclosure is as follows:

Galileo enters into weather derivative contracts with the objective of generating profits in normal climatic conditions.  Accordingly, Galileo’s weather derivatives are not designed to meet the GAAP criteria for hedge accounting.  Galileo initially recognizes the premium paid or received as an asset or liability, respectively, and recognizes any subsequent changes in fair value as they occur in other revenues within the income statement.

Derivatives — Variable annuity reinsurance, page F-8

4.              Please provide to us in disclosure type format a discussion that clarifies the accounting applied to your contracts with GMDBs as your current disclosure that such balances have been “calculated using the methodology prescribed within the SOP” is vague.

We have revised our disclosure in our March 31, 2007 Form 10-Q to address your comment, and we confirm that we will also include such revised disclosure in our future Form 10-K filings.  The revised disclosure is as follows:

If an annuitant dies during the accumulation period of an annuity contract, guaranteed minimum death benefits (“GMDBs”) are paid to the annuitant’s beneficiary for shortfalls between accumulated account value at the time of an annuitant’s death and the annuitant’s total deposit, less any living benefit payments or withdrawal payments previously made to the annuitant. GMDBs are accounted for as life insurance liabilities in accordance with Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (the “SOP”). The life insurance liability for the reinsured GMDB contracts has been calculated based on investment returns, mortality, surrender rates and other assumptions.  The life insurance liability as of March 31, 2007 and December 31, 2006 was $.2 million and $.1 million.

Reserves for Structured Contracts, page F-11

5.              Please explain to us how you recorded the cash flows associated with these contracts accounted for as deposits within your statement of cash flows. Include any specific references to the applicable authoritative literature that supports this accounting classification.

We have recorded the cash flows from our structured contracts as a component of cash flows associated with operations. We have based our conclusion upon the guidance found in FAS 95, “Statement of Cash Flows”, particularly paragraphs 18-24. We believe this classification is the most appropriate treatment for cash flows from these contracts for the following reasons:

-      We do not sell structured contracts. The contracts were assumed in connection with the acquisition of Scandinavian Re, the original writer, and were in run-off prior to the acquisition.  We manage the run-off of these contracts similarly to how we manage claims made on our other insurance or reinsurance contracts.   As such, we view cash flows associated with the contracts to be related to our insurance operations.

-      Although the structured contracts do not pass the risk transfer criteria of SFAS 113 for purposes of accounting for the contracts as reinsurance, the contracts do include a component of insurance risk, and their legal form is that of a reinsurance contract.  Accordingly, structured contracts, while subject to deposit accounting under SFAS 113, are not analogous to other deposit liabilities, such as those held by banking institutions.  Therefore, we do not believe that these contracts are a form of borrowing or any other financing activity as described by paragraphs 18 and 19 in FAS 95.

NOTE 13. Segment Information, page F-54

6.              Please provide to us in disclosure type format a discussion of the premiums earned within each segment by major line of business. Refer to paragraph 37 of SFAS 131.

We will comply with your request by including additional disclosure in our future Form 10-K filings.  An example of this disclosure has been included as Appendix A to this letter.

Please feel free to call me at (617) 725-7118 should you have any questions.

Sincerely,

/s/ J. Brian Palmer

APPENDIX A

NOTE 13.  Segment Information

White Mountains has determined that its reportable segments are OneBeacon, White Mountains Re, Esurance and Other Operations. White Mountains has made its segment determination based on consideration of the following criteria: (i) the nature of the business activities of each of the Company’s subsidiaries and affiliates; (ii) the manner in which the Company’s subsidiaries and affiliates are organized; (iii) the existence of primary managers responsible for specific subsidiaries and affiliates; and (iv) the organization of information provided to the Board of Directors.

OneBeacon’s business comprises three major lines of business: specialty, commercial and personal. OneBeacon’s specialty lines are a collection of niche insurance business lines including specialty liability products, marine insurance, tuition reimbursement, professional liability and accident and health products. OneBeacon’s commercial lines provide property and liability insurance products including multi-peril, auto, workers compensation, general liability umbrella, property and inland marine products to small and middle market businesses. OneBeacon’s personal lines underwrite homeowners, personal auto and combination  insurance policies. White Mountains Re provides reinsurance coverage for property, accident & health, aviation and certain marine exposures on a worldwide basis.  Esurance writes personal auto insurance through its website and select online agents. Other Operations consists of the Company, the Company’s intermediate subsidiary holding companies, the consolidated results of the Tuckerman Funds, the International American Group and White Mountains’ investment in Symetra.

Significant intercompany transactions among White Mountains’ segments have been eliminated herein.  Segment information for all prior periods has been restated for the effect of the Reorganization (See Note 1).  Financial information for White Mountains’ segments follows: